Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

KATHERINE N. COGHLAN

KATHERINE.COGHLAN@DECHERT.COM
+1 212 641 5643 DIRECT

July 26, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Seamus O’Brien

Re: John Hancock Investment Trust (the “Registrant”) — File No. 333-280569; Registration Statement on Form N-14

Dear Mr. O’Brien:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on July 23, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in connection with your review of the registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), related to the proposed reorganization (the “Reorganization”) of Boston Partners Global Long/Short Fund (“Acquired Fund”), a series of The RBB Fund, Inc., into John Hancock Disciplined Value Global Long/Short Fund (the “Acquiring Fund”), a series of the Registrant, which was filed on June 28, 2024.

For convenience, I have set forth each comment below, followed by the Registrant’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

General Comments

1.	Comment – The Staff notes that where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the Registration Statement.

Response – The Registrant respectfully acknowledges the Staff’s comment.

2.	Comment – The Staff notes that certain information in the Registration Statement is incomplete. Please include all bracketed or missing information in the definitive filing.

Response – The Registrant respectfully acknowledges the comment and will include all missing information in the definitive filing.

3.	Comment – The Staff requests that the Registrant file its responses to the Staff’s comments on EDGAR as soon as practicable in advance of the effectiveness date.

Response – The Registrant respectfully acknowledges the Staff’s comment.

Proxy Statement and Prospectus

4.

Comment – Please confirm that the Staff’s comments on the Acquiring Fund’s registration statement on Form N-1A filed on May 23, 2024 and any revisions therein will be reflected in the definitive filing.

Response – The Registrant so confirms.

5.

Comment – Under “Summary Comparisons of the Funds – Comparison of Investment Restrictions – Fundamental Investment Restrictions,” please revise the disclosure to include a cross-reference to the “Additional Information Regarding Fundamental Restrictions” section of the Statement of Additional Information.

Response – The Registrant has revised the disclosure accordingly.

6.	Comment – Please confirm whether the right to reimbursement with respect to the Acquired Fund’s fee waiver will remain and/or survive the Reorganization.

Response – The Registrant confirms that the Acquired Fund’s fee waiver will not survive the Reorganization.

7.	Comment – Please revise the disclosure to state the fees paid to both the primary advisor and the subadvisor.

Response – The Registrant respectfully incorporates the response provided to the Staff by the Registrant in its February 26, 2019 letter responding to this comment.

8.

Comment – The disclosure under “Voting Rights and Required Vote” states that “[a]l proxies voted, including abstentions and broker non-votes (where the underlying holder has not voted and the broker does not have discretionary authority to vote the shares), will be counted toward establishing a quorum.” The Staff notes that because there is only a non-routine matter under consideration, no broker non-votes could be counted for purposes of establishing a quorum. Please remove this disclosure or otherwise confirm the reason for its inclusion.

Response – The Registrant has revised the disclosure as follows (new disclosure underlined and deleted disclosure ~~struck through~~):

All proxies voted, including abstentions ~~and broker non-votes (where the underlying holder has not voted and the broker does not have discretionary authority to vote the shares)~~, will be counted toward establishing a quorum. Ordinarily, broker non-votes (where the underlying holder has not voted and the broker does not have discretionary authority to vote the shares) would be counted as shares present and entitled to vote for purposes of determining whether a quorum is present, but would not be counted as a vote in favor of the proposal. However, because the Reorganization is considered to be a non-routine matter, there are not expected to be any broker non-votes in connection with the Special Meeting.

The Registrant intends to file a definitive form of the Registration Statement that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at 212-641-5643.

Sincerely,

/s/ Katherine N. Coghlan

Katherine N. Coghlan

cc: Christopher Sechler

Mara C. S. Moldwin

Christopher P. Harvey

Stephanie A. Capistron